Filed pursuant to Rule 433 under the Securities Act of 1933
Issuer Free Writing Prospectus dated July 28, 2011
Relating to Preliminary Prospectus Supplement dated July 28, 2011
Registration Statement No. 333-175837

PRICING TERM SHEET

Dated July 28, 2011 to the

Preliminary Prospectus Supplement Referred to Below

Chart Industries, Inc.

Offering of

$250,000,000 aggregate principal amount of

2.00% Convertible Senior Subordinated Notes due 2018

The information in this pricing term sheet relates only to the offering of the Notes and should be read together with (i) the preliminary prospectus supplement dated July 28, 2011 relating to the offering of the Notes, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”), and (ii) the accompanying prospectus dated July 28, 2011, each filed with the Securities and Exchange Commission (the “SEC”).

Issuer:	Chart Industries, Inc., a Delaware corporation.

Ticker/Exchange for Common Stock:	GTLS/The NASDAQ Global Select Market (“NASDAQ”)

Securities Offered:	2.00% Convertible Senior Subordinated Notes due 2018 (the “Notes”)

Trade Date:	July 29, 2011.

Aggregate Principal Amount of Notes Offered:	$250,000,000 aggregate principal amount of Notes.

Underwriters’ Over-allotment Option to Purchase Additional Notes:	Up to $37,500,000 aggregate principal amount of additional Notes, solely to cover over-allotments.

Net Proceeds of the Offering after Underwriting Discounts and Commissions and Estimated
Offering Expenses:	Approximately $242.8 million (or approximately $279.3 million if the underwriters exercise their over-allotment option to purchase additional Notes in full).

Convertible Note Hedge, Warrant and Capped Call
Transactions:	The Issuer intends to use approximately $17.6 million of the net proceeds from the offering to pay the cost of the convertible note hedge transactions and the capped call transactions (taking into account the proceeds to the Issuer from the sale of the warrant transactions) that it entered into in connection with the pricing of the Notes. If the underwriters exercise their over-allotment option to purchase additional Notes, the Issuer intends to use a portion of the net proceeds from the sale of such additional Notes to pay the cost of entering into additional convertible note hedge transactions and capped call transactions (after such cost is partially offset by the proceeds to the Issuer from any additional warrant transactions that the Issuer may enter into at such time).

Each of the strike price of the warrant transactions and the cap price of the capped call transactions is approximately $84.96 (subject to customary anti-dilution adjustments), which represents a premium of 60% over the NASDAQ Last Reported Sale Price.

Maturity Date:	August 1, 2018, unless earlier converted or repurchased by the Issuer.

Annual Interest Rate:	2.00% per annum, accruing from the Expected Settlement Date.

Interest Payment Dates:	Each February 1 and August 1, beginning on February 1, 2012.

Interest Payment Record Dates:	Each January 15 and July 15, beginning January 15, 2012.

Public Offering Price:	100%

NASDAQ Last Reported Sale Price:	$53.10 per share of the Issuer’s common stock on July 28, 2011.

Conversion Premium:	30.00% above the NASDAQ Last Reported Sale Price.

Conversion Price:	Approximately $69.03 per share of the Issuer’s common stock, subject to adjustment.

Conversion Rate:	14.4865 shares of the Issuer’s common stock per $1,000 principal amount of Notes, subject to adjustment.

Joint Book-Running Managers:	J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC.

Pricing Date:	July 28, 2011

Expected Settlement Date:	August 3, 2011

CUSIP / ISIN Number:	16115Q AC4 / US16115QAC42

Underwriting Discounts and
Commissions:	The following table shows the public offering price, the underwriting discounts and commissions and the proceeds before expenses to the Issuer from the offering:

	Price to public(1)	Underwriting discounts and commissions	Proceeds, before expenses
Per Note	100%	2.50%	97.50%
Total	$250,000,000	$6,250,000	$243,750,000

(1)	Plus accrued interest, if any, from August 3, 2011

Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole
Fundamental Change:	The following table sets forth the number of additional shares (as defined under “Description of notes—Conversion rights—Adjustment to conversion rate upon conversion in connection with a make-whole fundamental change” in the Preliminary Prospectus Supplement) for each stock price and effective date set forth below:

	Stock Price
Effective Date	$53.10	$55.00	$57.50	$60.00	$65.00	$70.00	$80.00	$90.00	$100.00	$125.00	$150.00	$175.00	$200.00

August 3, 2011	4.3458	4.1540	3.8265	3.5341	3.0362	2.6307	2.0175	1.5835	1.2660	0.7673	0.4918	0.3256	0.2189

August 1, 2012	4.3458	4.3188	3.9638	3.6476	3.1114	2.6770	2.0256	1.5701	1.2407	0.7331	0.4600	0.2990	0.1976

August 1, 2013	4.3458	4.3458	4.0668	3.7254	3.1488	2.6848	1.9961	1.5215	1.1836	0.6757	0.4119	0.2611	0.1685

August 1, 2014	4.3458	4.3458	4.1200	3.7506	3.1304	2.6356	1.9112	1.4223	1.0817	0.5873	0.3437	0.2104	0.1315

August 1, 2015	4.3458	4.3458	4.0816	3.6821	3.0166	2.4920	1.7393	1.2466	0.9147	0.4591	0.2524	0.1470	0.0878

August 1, 2016	4.3458	4.3458	3.8692	3.4378	2.7280	2.1795	1.4191	0.9484	0.6505	0.2826	0.1407	0.0768	0.0436

August 1, 2017	4.3458	4.0252	3.4675	2.9853	2.2093	1.6330	0.8929	0.4933	0.2789	0.0814	0.0344	0.0188	0.0106

August 1, 2018	4.3458	3.6844	2.8943	2.1701	0.9002	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is greater than $200.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the Conversion Rate; or

•

if the stock price is less than $53.10 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the Conversion Rate.

Notwithstanding the foregoing, in no event will the Conversion Rate be increased on account of the additional shares to exceed 18.8323 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the Conversion Rate is required to be adjusted as set forth under “Description of notes—Conversion rights—Conversion rate adjustments” in the Preliminary Prospectus Supplement.

CAPITALIZATION

The following table sets forth the Issuer’s capitalization as of June 30, 2011:

•	on an actual basis; and

•

on a pro forma as adjusted basis, to give effect to the offering of the Notes, after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Issuer (assuming no exercise of the underwriters’ over-allotment option) and the application of the proceeds therefrom and the redemption of the Issuer’s Subordinated Notes (as defined in the Preliminary Prospectus Supplement), both as discussed in “Use of Proceeds” in the Preliminary Prospectus Supplement.

This table should be read in conjunction with the sections “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in the Preliminary Prospectus Supplement and the Issuer’s financial statements, including the accompanying notes, appearing in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011, which is incorporated by reference into the Preliminary Prospectus Supplement.

	As of June 30, 2011
	Actual	Pro Forma As Adjusted
	(Unaudited, $ in thousands)
Cash and cash equivalents	$152,375	$201,904

Long-term indebtedness, including current portion:
Revolving credit facility	—	—
Term loan facility	58,500	58,500
91/8% senior subordinated notes due 2015	163,175	—
2.00% convertible senior subordinated notes due 2018	—	167,100

Total long-term debt, including current portion	221,675	225,600

Shareholders’ equity
Common stock, par value $0.01 per share, 150,000,000 shares authorized, 29,435,223 shares issued and outstanding	294	294
Additional paid-in capital(1)	271,991	334,854
Retained earnings	248,761	236,481
Accumulated other comprehensive income	17,221	17,221
Noncontrolling interests	2,650	2,650
Total Stockholders’ equity	540,917	591,500

Total capitalization	$763,109	$817,100

(1)	Amounts shown below reflect the application of ASC 470-20, which requires issuers to separately account for the liability and equity components of convertible debt instruments that may settle in cash (such as the Notes). In accordance with ASC 470, the Issuer estimates that $250 million aggregate principal amount of the Notes will be recognized as follows (in thousands):

Liability Component
Principal	$250,000

Less: debt discount	$82,900
Net carrying amount.	$167,100
Equity component.	$82,900

The equity component associated with the Notes is reflected in the capitalization table as an increase to additional paid-in capital, as adjusted. Additional paid-in capital, as adjusted, has also been reduced, on a pre-tax basis, by $17.637 million, representing the cost of the convertible note hedge and capped call transactions (after such cost is partially offset by the proceeds to the Issuer of the warrant transactions).

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying prospectus dated July 28, 2011) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you these documents if you request them by contacting J.P. Morgan Securities LLC at 1-212-834-4533 or Morgan Stanley & Co. LLC at 1-866-718-1649.